UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                           MPOWER HOLDING CORPORATION
                           --------------------------
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   62473L 30 9
                                 --------------
                                 (CUSIP Number)



                                December 31, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)









-------------------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

CUSIP NO. 62473L 30 9
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ASPEN PARTNERS SERIES A, a series of ASPEN CAPITAL PARTNERS L.P.

                13-4118716
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [   ]

                                                                       (b) [ X ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                  5        SOLE VOTING POWER
SHARES                              -0-
BENEFICIALLY                        --------------------------------------------
OWNED BY                   6        SHARED VOTING POWER
EACH REPORT-                        4,225,141
ING PERSON                          --------------------------------------------
WITH                       7        SOLE DISPOSITIVE POWER
                                    -0-
                                    --------------------------------------------
                           8        SHARED DISPOSITIVE POWER
                                    4,225,141
                                    --------------------------------------------
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,225,141
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                                           [   ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      5.39%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
                PN

--------------------------------------------------------------------------------

CUSIP NO. 62473L 30 9
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ASPEN CAPITAL LLC

                13-4118715
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [   ]

                                                                       (b) [ X ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                  5        SOLE VOTING POWER
SHARES                              -0-
BENEFICIALLY                        --------------------------------------------
OWNED BY                   6        SHARED VOTING POWER
EACH REPORT-                        4,225,141
ING PERSON                          --------------------------------------------
WITH                       7        SOLE DISPOSITIVE POWER
                                    -0-
                                    --------------------------------------------
                           8        SHARED DISPOSITIVE POWER
                                    4,225,141
                                    --------------------------------------------
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,225,141
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                                           [   ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      5.39%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
                OO

--------------------------------------------------------------------------------

CUSIP NO. 62473L 30 9
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ASPEN ADVISORS LLC

                13-4118717
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [   ]

                                                                       (b) [ X ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                  5        SOLE VOTING POWER
SHARES                              -0-
BENEFICIALLY                        --------------------------------------------
OWNED BY                   6        SHARED VOTING POWER
EACH REPORT-                        5,762,200
ING PERSON                          --------------------------------------------
WITH                       7        SOLE DISPOSITIVE POWER
                                    -0-
                                    --------------------------------------------
                           8        SHARED DISPOSITIVE POWER
                                    5,762,200
                                    --------------------------------------------
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,762,200
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                                           [   ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      7.35%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
                OO

--------------------------------------------------------------------------------

CUSIP NO. 62473L 30 9
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                NIKOS HECHT

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [   ]

                                                                       (b) [ X ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF                  5        SOLE VOTING POWER
SHARES                              -0-
BENEFICIALLY                        --------------------------------------------
OWNED BY                   6        SHARED VOTING POWER
EACH REPORT-                        5,762,200
ING PERSON                          --------------------------------------------
WITH                       7        SOLE DISPOSITIVE POWER
                                    -0-
                                    --------------------------------------------
                           8        SHARED DISPOSITIVE POWER
                                    5,762,200
                                    --------------------------------------------
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,762,200
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                                           [   ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      7.35%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
                IN

--------------------------------------------------------------------------------

Item 1.

         (a) Name of Issuer:

                  Mpower Holding Corporation

         (b) Address of Issuer's Principal Executive Offices:

                  175 Sully's Trail
                  Suite 300
                  Pittsford NY 14534


Item 2.

         (a) Name of Persons Filing:

                  Aspen Partners Series A, a series of Aspen Capital Partners, LP ("Aspen Partners")
                  Aspen Capital LLC ("Aspen Capital")
                  Aspen Advisors LLC ("Aspen Advisors")
                  Nikos Hecht
                  (collectively, the "Reporting Persons")

         (b) Address of Principal Business Office or, if none, Residence:

                  The principal business office of Aspen Advisors is 152 West 57th Street, New York, NY, 10019. The principal business office of each of the other Reporting Persons is c/o Aspen Advisors LLC, 152 West 57th Street, New York, NY, 10019.

         (c) Citizenship:

                  Aspen Partners is a Delaware limited partnership. Aspen Capital and Aspen Advisors are Delaware limited liability companies. Mr. Hecht is a citizen of the United States.

         (d) Title of Class of Securities:

                  Common stock, par value $.001 per share

         (e) CUSIP Number:

                  62473L 30 9


Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
         (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
         (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
         (h) [ ]  A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i) [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J);

                                 NOT APPLICABLE


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

                  Aspen Partners and Aspen Capital:                    4,225,141
                  Aspen Advisors and Mr. Hecht:                        5,762,200

         (b) Percent of class:

                  Aspen Partners and Aspen Capital:                    5.39%
                  Aspen Advisors and Mr. Hecht:                        7.35%

         (c) Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:

                              Aspen Partners and Aspen Capital:        -0-
                              Aspen Advisors and Mr. Hecht:            -0-

                  (ii)     Shared power to vote or to direct the vote:

                              Aspen Partners and Aspen Capital:        4,225,141
                              Aspen Advisors and Mr. Hecht:            5,762,200

                  (iii) Sole power to dispose or to direct the disposition of:

                              Aspen Partners and Aspen Capital:        -0-
                              Aspen Advisors and Mr. Hecht:            -0-

                  (iv) Shared power to dispose or to direct the disposition of:

                              Aspen Partners and Aspen Capital:        4,225,141
                              Aspen Advisors and Mr. Hecht:            5,762,200

         Of the shares reported as beneficially owned in this Schedule 13G, 4,225,141 shares (including 139,000 shares issuable upon exercise of presently exercisable warrants) are owned directly by Aspen Partners and 1,537,059 shares (including 61,000 shares issuable upon exercise of presently exercisable warrants) are owned by private clients of Aspen Advisors. Aspen Capital is the general partner of Aspen Partners and, as such, may be deemed to share beneficial ownership of the Common Stock owned directly by Aspen Partners. Mr. Hecht is the managing member of Aspen Capital and of Aspen Advisors. As the managing member and owner of a majority of the membership interest in Aspen Advisors and Aspen Capital, Mr. Hecht may be deemed to be the controlling person of Aspen Advisors and Aspen Capital and, through Aspen Capital, Aspen Partners. Aspen Advisors, as investment manager for Aspen Partners and its private clients, has discretionary investment authority over the Common Stock held by Aspen Partners and the private clients. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Shares held by Aspen Partners and the private clients of Aspen Advisors. Aspen Partners and Aspen Capital disclaim any beneficial interest in the Common Stock owned by the accounts managed by Aspen Advisors.


Item 5.  Ownership of Five Percent or Less of a Class.

                                 NOT APPLICABLE


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                                 NOT APPLICABLE


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                                 NOT APPLICABLE


Item 8.  Identification and Classification of Members of the Group.

                                 NOT APPLICABLE


Item 9.  Notice of Dissolution of Group.

                                 NOT APPLICABLE

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004

                                       ASPEN PARTNERS, SERIES A, a series of
                                       ASPEN CAPITAL PARTNERS, LP

                                       By: ASPEN CAPITAL LLC,
                                           its general partner


                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Managing Member

                                       ASPEN CAPITAL LLC


                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Managing Member

                                       ASPEN ADVISORS LLC


                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Managing Member



                                       /s/ NIKOS HECHT
                                       -----------------------------------------
                                       Nikos Hecht

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $.001 per share, of Mpower Holding Corporation, a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 11 day of February, 2004.

                                       ASPEN PARTNERS, SERIES A, a series of
                                       ASPEN CAPITAL PARTNERS, LP

                                       By: ASPEN CAPITAL LLC,
                                           its general partner


                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Managing Member

                                       ASPEN CAPITAL LLC


                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Managing Member

                                       ASPEN ADVISORS LLC


                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Managing Member



                                       /s/ NIKOS HECHT
                                       -----------------------------------------
                                       Nikos Hecht